================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                               (AMENDMENT NO. 1)
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                WYLE ELECTRONICS
                           (Name of Subject Company)

                             EBV ELECTRONICS INC.,
                                RAAB KARCHER AG
                                      AND

                                    VEBA AG
                                    (Bidder)

                        COMMON STOCK, WITHOUT PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  983051 10 3
                     (CUSIP Number of Class of Securities)

                               DR. FERDINAND POHL
                              EBV ELECTRONICS INC.
                      RUDOLF-V.-BENNIGSEN-FOERDER-PLATZ 1
                              45131 ESSEN, GERMANY
                                011-201-459-1501
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                    Copy to:
                              JOHN J. MADDEN, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                                 JULY 30, 1997
================================================================================

     This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to the offer by EBV Electronics Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Raab Karcher AG, a corporation organized under the laws of the Federal Republic of Germany ("Parent"), to purchase all outstanding shares of Common Stock, without par value, and the associated preferred stock purchase rights (collectively, the "Shares"), of Wyle Electronics, a California corporation, at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 9, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on July 9, 1997. Parent is a wholly owned subsidiary of VEBA AG, a corporation organized under the laws of the Federal Republic of Germany.

     Capitalized terms used by not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(b) is hereby amended and supplemented as follows:

     On July 28, 1997, Purchaser was informed by the FTC that early termination of the waiting period under the HSR Act relating to the purchase of Shares pursuant to the Offer had been granted. Accordingly, the condition of the Offer requiring the expiration or termination of such waiting period has been satisfied. A press release relating to the foregoing is filed as Exhibit (a)(9) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by adding the following Exhibit:

     (a)(9) Press Release issued by Parent on July 29, 1997.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 1997

                                          EBV ELECTRONICS INC.

                                          By: /s/ MICHAEL ROHLEDER
                                            ------------------------------------
                                            Name: Michael Rohleder
                                            Title: President and CEO

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 1997

              RAAB KARCHER AG

              By: /s/ GUNTHER BEUTH           /s/ CURT VON BERGHES
              ---------------------------     ----------------------
              Name: Gunther Beuth             Name: Curt Von Berghes
              Title: Member of the Board      Title: General Counsel

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

July 30, 1997

           VEBA AKTIENGESELLSCHAFT

           /s/ HERMANN KRAMER                      /s/ ULRICH HUPPE
           ------------------------                ----------------------------
               Dr. Hermann Kramer                      Ulrich Huppe
               Member of the Board                     Executive Vice President

                                 EXHIBIT INDEX

EXHIBIT
  NO.
-------
(a)(9)    Press Release issued by Parent on July 29, 1997. ........................